Mail Stop 3010

October 30, 2009

Mr. James Lusk
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

Re: **ABM Industries Incorporated**
        Form 10-K for the year ended October 31, 2008
        Filed December 22, 2008
        File No. 001-08929

Dear Mr. James Lusk:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in future filings in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with information
so we may better understand your disclosure. After reviewing this information, we may
raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED OCTOBER 31, 2008

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19

Results of Continuing Operations, page 27

1.   You disclose that the decreases in janitorial revenues within the Northeast and
        Southeast regions were mainly due to reduced discretionary revenues from your
        financial institution customers. Please provide us with and consider disclosing in

future filings a quantification of your exposure by geographic region and also by industry.

Financial Statements and Notes

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 43

Allowance For Doubtful Accounts, page 44

2.   We note your accounting policy for your allowance for doubtful accounts. We also note your disclosure on page 23 that accounts receivable over 90 days past due increased by $23.4 million to $47.3 million at October 31, 2008 from $23.9 million at October 31, 2007. In light of the significant increase, please tell us how you determined that your allowance for doubtful accounts was adequate. You state that the allowance is typically estimated based on an analysis of the historical rate of credit losses or write-offs and specific customer concerns. You also note on page 10 that the current turmoil in the credit markets and financial services industry may cause delays in collections; to the extent that you do not expect historical rates to be reflective of expected future credit losses, tell us how you have adjusted your allowance for doubtful accounts accordingly.

Note 2 – Insurance, page 48

3.   We note that your self-insurance expense declined by approximately $23 million due to adjustments made to your reserve during 2008. Please describe the specific factors and assumptions that resulted in the reduced reserve balance.

Note 8 – Other Commitments, pages 53-54

4.   We refer to your arrangement with International Business Machines Corporation (IBM) which includes $116.6 million of base fees and $6.3 million of deferred costs. We further note that you entered into several agreements subsequent to the original agreement effective October 1, 2006. Please describe in detail how you accounted for each component of the various agreements with IBM in each of the financial statements for fiscal years 2006, 2007 and 2008. Additionally provide us with the GAAP basis that supports your write-off of $6.3 million in deferred costs during 2008 particularly given that it appears that you have on-going commitments.

Note 13 – Discontinued Operations, pages 61-62

5.   We note that you recorded $4.5 million in impairment charges during the second quarter of 2008 related to your Lighting division. We further note that you recognized a $3.5 million loss on the sale of your Lighting division in the fourth

quarter of 2008 in addition to the impairment charge. Please tell us the specific factors that resulted in the impairment during the second quarter of 2008.

6. Furthermore, we note that you performed an impairment test on your goodwill in the fourth quarter of FY 2007 and concluded that your goodwill was not impaired. Please advise us if the lighting reporting unit was at risk of failing step one of the impairment test as of October 31, 2007. Tell us if the fair value was substantially in excess of the carrying value and tell us the percentage of the excess.   Also, describe how you validated the carrying value of your goodwill as of October 31, 2007 including a discussion of your valuation methods, the weighting of those methods, and the significant assumptions used.

7. Tell us if any of the remaining reporting units that were not impaired were at risk of failing step one of the impairment test as of October 31, 2008. Tell us if the fair value of any of the reporting units was not substantially in excess of the carrying value. If any of the reporting units were at risk, tell us the percentage by which the fair value exceeded the carrying amount and describe the methods and key assumptions used to determine that the goodwill associated with the reporting units was not impaired as of October 31, 2008.

Note 20 – Subsequent Event, page 65

8. We note that you and your third party administrator settled an outstanding claim in November 2008. Please tell us what consideration you gave to recording the $9.8 million benefit during FY 2008.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3782 if you have questions.

Sincerely,

Jessica Barberich
Assistant Chief Accountant